SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                      Date of Report: November 2, 2000



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33



               Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  |X|   Form 20-F                  |_|   Form 40-F


               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      |_|   Yes                    |X|   No


               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

               Not applicable.

               This Form 6-K consists of the third quarter interim report of Biora AB for the period ended September 30, 2000, which was issued on November 2, 2000.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            BIORA AB


Dated:  November 30, 2000                   By:  /s/  Anders Agering
                                                 -----------------------------
                                                 Anders Agering
                                                 Chief Financial Officer




                                     BIORA

                 INTERIM REPORT FOR THE FIRST NINE MONTHS 2000



                                       9 MONTHS       9 Months     Full Year
                                           2000           1999          1999

Net Sales, SEK millions                    66.4           52.2          73.6
Operating loss, SEK millions              -54.3          -64.8         -91.8
Net loss, SEK millions                    -52.1          -60.7         -86.7


                                     o

       Sales from January through September increased by 27% to 66.4 million SEK compared to 52.2 for the comparable period in
                                   1999.

                                     o

             Sales during the third quarter increased by 55% to
                22.8 million SEK, compared to 14.7 in 1999.

                                     o

           The greatest increase in sales was in the U.S. market.

                                     o

                         Focus on dental products.

                                     o

             Biora intends to sell or find a partner for Biora
                                   BioEx.




                 INTERIM REPORT FOR THE FIRST NINE MONTHS 2000

BIORA'S STRATEGY
FOCUS ON INDICATIONS IN THE ORAL CAVITY BIORA'S STRATEGY
Biora's Board of Directors has determined to focus Biora's core business on development, manufacturing and marketing of pharmaceutical products to dentists and dental hygienists. Research and development will concentrate on dental indications that expand the use of Emdogain and that can be introduced to the market within a near time frame. As a step in concentrating the operation, it is the company's intention to sell or find a partner for the BioEx part of the R&D portfolio.
      Biora will focus and systematize its marketing and sales to prioritized markets: the U.S., Germany and Japan. The strategy is to establish Emdogain as the standard treatment among already existing customers in these markets.

THE FIRST NINE MONTHS
INCREASED SALES
The group's sales during the first nine months of 2000 equaled SEK 66.4 million compared to SEK 52.2 million during the corresponding period of 1999, an increase of 27%. Excluding foreign exchange fluctuations, sales increased by 25%. During the third quarter sales increased by 55% to SEK
22.8 million as compared to SEK 14.7 million during the same period in 1999. The greatest sales increase occurred in the U.S. market.

BIORA'S PRINCIPAL MARKETS - THE U.S., GERMANY AND JAPAN
THE U.S. MARKET
The U.S. is Biora's largest single market and is responsible for Biora's largest increase in sales in terms of dollar. During the first nine months of the year, sales increased by 60% compared to the preceding year. During the third quarter the increase was 70%.
      Before the summer 2000 Biora received a so-called "approvable letter" from the United States Food and Drug Administration (FDA) for marketing EmdogainGel in the U.S. market, but is still waiting for the FDA's formal approval.

THE GERMAN MARKET
Sales in the German market decreased by 21 percent during the year's first nine months compared to the same period of the preceding year. During the third quarter the sales decrease was 17% compared to the same period of 1999.
      The process of changing the German marketing company is continuing. A new organization is in place since October 1.
      In September the German Periodontology Association (DGP) supported the use of Emdogain in the following official statement:
      "The evidence of histological and controlled clinical studies shows that the use of enamel matrix proteins, applied to a clean root surface during flap surgery, is an effective and reliable regenerative method for the treatment of vertical periodontal bone defects." The statement is particularly important for dentists to accept Emdogain as a standard treatment. Biora has also initiated collaboration with the German Periodontology Association with the goal of increasing the knowledge of periodontal disease among dentists. For example, Biora and DGP cosponsor courses and conferences where dentists can exchange experiences with modern treatment of periodontal disease.

THE JAPANESE MARKET
Biora's deliveries to the Japanese distributor during the first nine months of the year increased by 43% compared with the same period 1999. An order of SEK 3 million was delivered during the third quarter of this year, compared to SEK 0 million during the corresponding period in 1999. Sales to the Japanese distributor occur in larger orders and quarter-to-quarter comparisons can therefore be less meaningful.

OTHER MARKETS
Sales in other markets (outside of the U.S., Germany and Japan) have increased by 26% during the first nine months and by 30% during the third quarter compared to the same period in 1999.

FINANCIAL INFORMATION
NET SALES
The Group's net sales during the period increased to SEK 66.4 million (1999: SEK 52.2 million). The greatest increase occurred in the U.S.

PROFIT/LOSS
Gross profit amounted to SEK 51.3 million (1999: SEK 40.6 million). The improvement can be explained mainly by the increase in sales.
      The operating loss amounted to SEK 54.3 million (1999: loss SEK 64.8 million). Restructuring of the European marketing organization has contributed to lower selling expenses while total sales increased by 27%. The increase in administrative costs depends among other things on the severance compensation to the former CEO.
      Net financial items were SEK 2.2 million (1999: SEK 4.2 million). The decrease is because Biora has had less liquid assets, and therefore lower interest income, during 2000 than in 1999.
      Net loss after tax during the first nine months amounted to SEK 52.1 million (1999: loss SEK 60.7 million), corresponding to a loss per share of SEK 2.46 (1999: loss SEK 2.86) based on a total of 21,203,800 shares.

INVESTMENTS
Capital expenditures for tangible long term assets and patents during the period totaled SEK 4.1 million (1999: SEK 2.7 million).

FINANCIAL POSITION
Net change in cash and cash equivalents during the period was negative, in an amount of SEK 46.5 million (1999: negative SEK 59.5 million). At the end of the report period (figures for December 31, 1999, are given below in parentheses for comparison), the Group's liquid funds amounted to SEK 66.3 million (SEK 112.8 million), the equity/assets ratio was 66.3 percent (78.3) and Group equity amounted to SEK 75.3 million (SEK 127.4 million).

EMPLOYEES
The number of employees in the Group at the end of the report period was 79, compared to 92 employees as of December 31, 1999. Some positions will be filled in the near future.

COMING FINANCIAL INFORMATION
During 2001, Biora will publish financial information on the following dates:

o Year end report on 2000 operations      February 8
o Annual Report                         End of March
o Interim report January - March               May 3
o Shareholder's meeting                        May 3
o Interim report January - June            August 23
o Interim report January - September      November 7

Malmo, November 2, 2000

Richard Soderberg
President and CEO

Biora's auditors have not audited this interim report.

This report may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements and are more fully discussed in periodic reports filed with the Securities and Exchange Commission.

Biora AB has registered the Emdogain(R) and PrefGel(TM) trademarks. In the present Interim Report, the trademark registration is mentioned here only.

CONSOLIDATED STATEMENTS OF OPERATIONS


(Swedish GAAP, unaudited)       2000       2000      1999       2000       1999      1999
                             Qtr 1-3    3RD QTR   3rd Qtr    QTR 1-3    Qtr 1-3  Full year
                            (TUSD)1)     (TSEK)    (TSEK)     (TSEK)     (TSEK)    (TSEK)
Net sales                      7 402     22 789    14 738     66 433     52 230    73 556
-----------------------------------------------------------------------------------------
Costs of goods sold           -1 687     -5 002    -3 074    -15 139    -11 659   -15 470
-----------------------------------------------------------------------------------------
GROSS PROFIT                   5 715     17 787    11 664     51 294     40 571    58 086
-----------------------------------------------------------------------------------------
Selling expenses              -6 341    -17 791   -20 241    -56 907    -64 494   -90 783
-----------------------------------------------------------------------------------------
Administrative expenses       -1 970     -4 857    -3 748    -17 685    -12 430   -18 505
-----------------------------------------------------------------------------------------
Research and development
  costs                       -3 452     -9 851    -9 245    -30 978    -29 523   -41 597
-----------------------------------------------------------------------------------------
Other operating income and
  expenses                         0       -122     2 154          4      1 029       994
-----------------------------------------------------------------------------------------
LOSS FROM OPERATIONS          -6 047    -14 834   -19 416    -54 272    -64 847   -91 805
-----------------------------------------------------------------------------------------
Financial net                    243        653       988      2 183      4 221     5 220
-----------------------------------------------------------------------------------------
LOSS AFTER FINANCIAL ITEMS    -5 804    -14 181   -18 428    -52 089    -60 626   -86 585
-----------------------------------------------------------------------------------------
Income tax                         -          -         -          -        -32      -154
-----------------------------------------------------------------------------------------
LOSS FOR THE PERIOD           -5 804    -14 181   -18 428    -52 089    -60 658   -86 739
-----------------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS


(Swedish GAAP, unaudited)                   Sep 30      SEP 30      Sep 30     Dec 31
                                              2000        2000        1999       1999
                                           (TUSD)1      (TSEK)      (TSEK)     (TSEK)
Intangible long term assets                  1 171      10 510      19 911     16 573
--------------------------------------------------------------------------------------
Tangible long term assets                      890       7 990      10 768     10 843
--------------------------------------------------------------------------------------
Financial long term assets                     280       2 513       2 524      2 534
--------------------------------------------------------------------------------------
TOTAL LONG TERM ASSETS                       2 341      21 013      33 203     29 950
--------------------------------------------------------------------------------------
Inventories                                    703       6 312       4 368      5 175
--------------------------------------------------------------------------------------
Current receivables                          2 220      19 921      17 300     14 807
--------------------------------------------------------------------------------------
Bank deposits                                5 571      50 000      90 000     90 000
--------------------------------------------------------------------------------------
Cash and bank                                1 814      16 283      37 572     22 804
--------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                        10 308      92 516     149 240    132 786
--------------------------------------------------------------------------------------
TOTAL ASSETS                                12 649     113 529     182 443    162 736
--------------------------------------------------------------------------------------
Shareholder's equity                         8 387      75 276     153 698    127 406
--------------------------------------------------------------------------------------
Provisions                                      30         270         484        444
--------------------------------------------------------------------------------------
Long term liabilities2),3)                     614       5 506         155      5 505
--------------------------------------------------------------------------------------
Current liabilities2),3)                     3 619      32 477      28 106     29 381
--------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES  12 649     113 529     182 443    162 736
--------------------------------------------------------------------------------------

--------
1)    Average exchange rate Jan-Sep, 2000, USD 1=8,9571
2) The part of option premiums received, earlier disclosed as current liability, has been disclosed as long-term liability. The comparative figures have been adjusted accordingly.
3) Biora did not have any interest bearing liabilities neither on September 30, 1999 nor December 31, 1999.



STATEMENTS OF CASH FLOWS
CONSOLIDATED (TSEK)

(Swedish GAAP, unaudited)                   2000      1999     2000      1999      1999
                                         3RD QTR   3rd Qtr  QTR 1-3   Qtr 1-3  Full Year

Loss for the period                      -14 181   -18 428  -52 089   -60 658   -86 739
---------------------------------------------------------------------------------------
Depreciation and amortization              1 430     1 391    5 207     4 078     5 552
---------------------------------------------------------------------------------------
Change in capitalized research and
  development costs                       -2 629     1 776    7 886     5 328     8 595
---------------------------------------------------------------------------------------
Other adjustments to reconcile net loss
  to net cash flows from / used in
  operating activities                        84        45      -71       122       541
---------------------------------------------------------------------------------------
Change in assets and liabilities          -2 776    -2 052   -3 892    -5 357     2 447
---------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES    -12 814   -17 268  -42 959   -56 487   -69 604
---------------------------------------------------------------------------------------
Capital expenditures (tangible assets
  and patents)                            -1 920      -608   -4 066    -2 687    -4 334
---------------------------------------------------------------------------------------
Other investing activities                     6         3        6        34       -29
---------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES     -1 914      -605   -4 060    -2 653    -4 363
---------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES          -         -        -         -         -
---------------------------------------------------------------------------------------
Effect of exchange rate changes on cash
  and cash equivalents                       481       -54      498      -336      -277
---------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS  -14 247   -17 927  -46 521   -59 476   -74 244
---------------------------------------------------------------------------------------



KEY RATIOS
CONSOLIDATED

(Swedish GAAP, unaudited)               2000      1999       1999        1998      1997
                                     QTR 1-3   Qtr 1-3  Full Year  Full Year2) Full Year

Net sales (TSEK)                      66 433    52 230     73 556      50 119    16 499
---------------------------------------------------------------------------------------
Gross margin, %3)                       77,2      77,7       79,0        78,3      66,5
---------------------------------------------------------------------------------------
R & D costs (TSEK)4)                  30 978    29 523     41 597      39 980    21 207
---------------------------------------------------------------------------------------
Return on capital employed, %1),5)     -68,2     -43,9      -50,7       -40,0     -53,2
---------------------------------------------------------------------------------------
Return on equity, %1),6)               -68,5     -43,9      -50,8       -40,0     -58,1
---------------------------------------------------------------------------------------
Equity / assets ratio, %7)              66,3      84,2       78,3        86,6      81,9
---------------------------------------------------------------------------------------
Net debt /equity ratio, %8)            -88,1     -83,0      -88,5       -87,4    -103,0
---------------------------------------------------------------------------------------
Total equity (TSEK)                   75 276   153 698    127 406     218 970   277 935
---------------------------------------------------------------------------------------
Average number of shares outstanding,
  (000s) 9)                           21 204    21 204     21 204      21 204    20 571
---------------------------------------------------------------------------------------
Equity per share, SEK9)                 3,55      7,25       6,01       10,09     13,51
---------------------------------------------------------------------------------------
Loss per share, SEK9)                  -2,46     -2,86      -4,09       -2,83     -3,66
---------------------------------------------------------------------------------------
Cash flow per share, SEK10)            -2,19     -2,80      -3,50       -4,68     13,66
---------------------------------------------------------------------------------------

1) Return on capital employed and return on equity have been calculated by multiplying the nine month operating loss and net loss by 1,33 to obtain comparability to the other presented twelve months key ratios.
2) Return on capital employed and return on equity have been adjusted for the effect of the nonrecurring revenue from Seikagaku.
3)  Gross profit divided by net sales.
4) R&D-costs are shown gross, including capitalized costs. During 2000, as well as during 1998 and 1999, no costs have been capitalized under the caption Capitalized R&D costs, why the net and gross costs were equal, 30,978. (2.5% royalty to Astra on sales of Emdogain has been reclassified to costs of goods sold.)
5) Operating loss plus financial income divided by average total assets (total assets less non-interest-bearing operating liabilities including deferred taxes).
6) Net loss divided by a average equity.
7) Shareholders' equity divided by total assets.
8) Interest-bearing liabilities less cash and bank deposits divided by shareholders' equity.
9) The number of ordinary shares outstanding used in determination of loss and equity per ordinary share is calculated on a proforma basis by giving effect to a 25:1 share split and the 3:1 stock dividend completed by the Company during 1996. The dilution effects of outstanding convertible loans and options have not been considered when calculating equity, loss and cash flow per share for the years 1996-2000 as this would reduce the loss per share.
10) Net change in cash and cash equivalents divided by the average number of shares in accordance with 9).